

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2016

Martin Nussbaum, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, Pennsylvania 19104-2808

> **Re:   Monster Worldwide, Inc.**
> **Preliminary Consent Revocation Statement**
> **Filed October 7, 2016**
> **File No. 001-34209**

Dear Mr. Nussbaum:

We have reviewed the filing above and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information.  If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

General

1.    We refer you to the comment in our letter to you dated October 7, 2016 and reissue the comment with respect to similar disclosure in the consent revocation statement.

2.    Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief.  Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure.  Please provide support for the following and revise accordingly:

- "MNG is putting forth, what we believe is, a hastily-assembled slate of director nominees that has little experience in the recruiting industry."
- "…MNG is asking stockholders to reject an all-cash, premium offer in exchange for the hope that an undisclosed strategy, *based on flawed and uninformed assumptions*, will deliver greater value sometime in the future." (emphasis added)

3.       We note the statement on page 4 that "[u]nder Section 228 of the Delaware General Corporation Law and Article VI, Section 5 of the Bylaws, the MNG Consent Proposals will become effective if valid, unrevoked consents signed by the holders of a majority of the shares of the Common Stock outstanding as of the Record Date are delivered to the Company within 60 days of the earliest-dated consent delivered to the Company *and within 60 days of the Record Date*." Such disclosure suggests that this section of the bylaws not only sets forth the Board's procedures and timelines for the record date for the purpose of "determin[ing] the stockholders entitled to consent to corporate action in writing without a meeting" but also includes a time limit between the record date and when the action by consent may be taken. With a view towards disclosure, please advise whether your disclosure is suggesting that if a record date is established on day 1 but the earliest-dated consent is not delivered until day 40, unrevoked consents signed by the holders of a majority of the shares of the Common Stock outstanding as of the Record Date must be delivered to the Company within 20 days of delivery of the earliest-dated consent.

\*    \*    \*

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions